20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

RECEIVED
2004 JUL -7 A 8:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GSD/TCHL/4309
24th June 2004
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

04035265

SUPPL

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

dlw 7/13

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

PROCESSED
JUL 13 2004
THOMSON

Encl.

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 00088)

REPORT OF 2004

The audited group profit attributable to shareholders for the year ended 31st March 2004 amounted to HK$101.4 million, as compared with the loss of HK$290.4 million last year. The improvement in earnings is mainly due to the recovery of the property market in Hong Kong.

An interim dividend of HK2 cents per share was paid on 20th February 2004. The Board has recommended the payment of a final dividend of HK3 cents per share to persons registered as shareholders on 1st September 2004. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be payable on 8th September 2004 and the total dividend for the year will be HK5 cents per share representing 150% increase over last year.

The Register of Members will be closed from Thursday, 26th August 2004 to Wednesday, 1st September 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 25th August 2004.

FINANCIAL RESULTS

	Year ended 31st March 2004	Year ended 31st March 2003 (As restated)
	HK$ Million	HK$ Million
Turnover (Note 2)	182.6	197.7
Cost of property sales	(72.5)	(86.8)
Property expenses	(31.3)	(30.2)
Gross profit	78.8	80.7
Administrative expenses	(36.8)	(37.0)
Write-back of provision against/(provision against) properties for sale	41.6	(361.5)
Provision for investment securities	(10.1)	(15.6)
Operating profit/(loss) (Note 3)	73.5	(333.4)
Finance costs	(2.2)	(4.8)
Share of profits of associated companies	38.0	54.5
Profit/(loss) before taxation	109.3	(283.7)
Taxation (Note 4)	(7.9)	(6.7)
Profit/(loss) attributable to shareholders	101.4	(290.4)
Dividends (Note 5)	30.9	12.4
Earnings/(loss) per share (Note 6)	$0.16	($0.47)

Notes:

1. **Basis of preparation**

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties and investments in associated companies.

In the current year, the group adopted the Statement of Standard Accounting Practice ("SSAP") 12 (revised) "Income Taxes" issued by the HKSA. The principal effect of the implementation of SSAP 12 (revised) is in relation to deferred taxation.

In accordance with SSAP 12 (revised), deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In prior years, deferred taxation was provided at the current taxation rate using the liability method in respect of all significant timing differences, principally tax losses and accelerated depreciation allowances, which were expected to reverse in the foreseeable future. This accounting policy has been changed to conform with SSAP 12 (revised) and as a result, reserves of the group as at 1st April 2002 and 2003 have been increased by HK$7.4 million and HK$10.8 million respectively. This change has resulted in an increase in deferred tax assets at 31st March 2003 by HK$10.8 million and a decrease in the loss for the year ended 31st March 2003 by HK$3.4 million.

2. **Turnover and segment information**

The group is principally engaged in property investment and development, investment holding and property management.

(a) *Business segments*

For the year ended 31st March 2004

	Property development	Property leasing	Property management	Hotel operation	Investment holding	Group
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Turnover	81.6	94.7	6.1	–	0.2	182.6
Segment results before provision	(44.2)	85.4	2.2	–	(0.8)	42.6
Write-back of provision for properties	16.3	25.3	–	–	–	41.6
Provision for investment securities	–	–	–	–	(10.1)	(10.1)
Segment results	(27.9)	110.7	2.2	–	(10.7)	74.3
Unallocated costs						(0.8)
Operating profit						73.5
Finance costs						(2.2)
Share of profits of associated companies	0.2	–	–	37.8	–	38.0
Profit before taxation						109.3
Taxation						(7.9)
Profit attributable to shareholders						101.4

For the year ended 31st March 2003

	Property development	Property leasing	Property management	Hotel operation	Investment holding	Group (As restated)
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Turnover	97.5	92.6	7.0	–	0.6	197.7
Segment results before provision	(40.7)	82.5	2.9	–	(0.1)	44.6
Provision for properties	(161.3)	(200.2)	–	–	–	(361.5)
Provision for investment securities	–	–	–	–	(15.6)	(15.6)
Segment results	(202.0)	(117.7)	2.9	–	(15.7)	(332.5)
Unallocated costs						(0.9)
Operating loss						(333.4)
Finance costs						(4.8)
Share of profits/(losses) of associated companies	0.1	–	–	56.3	(1.9)	54.5
Loss before taxation						(283.7)
Taxation						(6.7)
Loss attributable to shareholders						(290.4)

(b) *Geographical segments*

	Turnover 2004	Turnover 2003	Operating profit/(loss) 2004	Operating profit/(loss) 2003
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Hong Kong	182.3	117.7	78.8	(321.1)
United States of America	0.3	80.0	(5.3)	(12.3)
	182.6	197.7	73.5	(333.4)

3. **Operating profit/(loss)**

	2004	2003
	HK$ Million	HK$ Million
Operating profit/(loss) is stated after charging the following:		
Depreciation	0.2	0.2

4. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 16%) on the estimated assessable profits for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

	2004	2003 (As restated)
	HK$ Million	HK$ Million
Current taxation		
Hong Kong profits tax	1.7	0.8
Deferred taxation	(0.6)	(3.1)
Deferred taxation resulting from an increase in tax rate	(0.9)	–
	0.2	(2.3)
Share of taxation attributable to associated companies	7.7	9.0
	7.9	6.7

5. **Dividends**

	2004	2003
	HK$ Million	HK$ Million
Interim, paid, of HK2 cents (2003: HK2 cents) per ordinary share	12.4	12.4
Final, proposed, of HK3 cents (2003: Nil) per ordinary share	18.5	–
	30.9	12.4

6. **Earnings/(loss) per share**

The calculation of earnings/(loss) per share is based on the profit attributable to shareholders of HK$101.4 million (2003: loss of HK$290.4 million) and ordinary shares in issue of 617,531,425 (2003: 617,531,425).

BUSINESS REVIEW

Property Development

During the year under review, your group purchased two sites with a total attributable floor area of 65,330 sq.ft.:

(1) Rural Building Lot No. 647 at Plunkett's Road for redevelopment into a 23,330 sq.ft. luxury residential project;

(2) San Clemente Technology Park III in California for a 42,000 sq.ft. industrial development.

The luxury residential project at Chung Hom Kok will be completed in October this year. Sales will begin near completion.

Construction work at San Clemente Technology Park II in California will be finished by July this year. All units have been pre-sold.

Hotel

The SARS crisis during the first half of 2003 has adversely affected the Sheraton Hong Kong Hotel in which your group has 35% interest. However, the recovery since the last quarter of 2003 has been much stronger than expected. The hotel industry as a whole will have strong growth over the next few years due to CEPA, solo travellers from mainland China and improved economic performance in Hong Kong.

High-tech Investments

We have seen a recovery in the US high-tech sector, especially in bio-technology. Some funds that we have invested in have some of their companies preparing for IPOs in the near future.

LIQUIDITY AND FINANCIAL RESOURCES

The group's funding requirements are met with cash on hand, internally generated cash and, to the extent required, by external floating rate bank borrowings. Other sources of funds include dividends received from associated companies.

At 31st March 2004, the group's borrowings net of cash, was HK$201.3 million as compared with HK$165.3 million last year. The group's borrowings were secured by certain investment properties and other properties held by the group with a total carrying value of HK$966.4 million. Approximately 88.4% of the group's borrowings were denominated in Hong Kong dollars and the remaining 11.6% were in United States dollars. The US dollar loans are directly tied in with the business of the group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

As at year end, approximately 78.8% of the group's borrowings were payable within one year and 21.2% were payable between two to five years.

The gearing ratio, which is calculated as the ratio of the bank borrowings to shareholders' funds, is maintained at a low level of 5.8% at 31st March 2004, when compared to 5.9% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2004, amounted to HK$291.7 million. Together with the receipts over the next twelve months from tenants and purchasers of the group's properties, the liquid funds of the group is adequate to meet the anticipated working capital requirement in the coming year.

HUMAN RESOURCES

The group, excluding associated companies, employs a total of 233 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$43.2 million for the year ended 31st March 2004. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group has capital commitments in respect of investment securities as at 31st March 2004 of HK$89.2 million and the company has executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

PROSPECTS

The Hong Kong property market has staged a remarkable recovery during the past six months. We have seen prices in some sectors doubling since the end of the SARS crisis.

One of the best performing sectors is luxury residential, which your group is concentrating on. Demand for luxury residential units, especially for detached or semi-detached houses, will be strong over the coming few years while supply will remain limited. It is expected that our developments in this sector will generate substantial returns for the shareholders.

PURCHASE, SALE OR REDEMPTION OF SHARES

The company has not redeemed any of its shares during the year. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the year.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The annual report for the year ended 31st March 2004 containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (before the amendments made on 31st March 2004) will be published on the website of the Stock Exchange in due course.

By Order of the Board
DAVID P. CHAN
Chairman

Hong Kong, 24th June 2004

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman) and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Karl Chi Leung Kwok and Mr. Benedict Cho Hung Woo as independent non-executive directors.

File No. 82-3528

Annex A to Letter to the SEC
dated 24th June 2004
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Document

Title : Announcement of Final Results for the Year Ended 31st March 2004

Date : 24th June 2004

Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)